AP Racing

The student-powered league to build and race self-driving cars.

APRACING.IO OAKLAND CALIFORNIA


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I've been a fan of motorsports for a long time. Combine that with my enthusiasm for science fiction, it was a no-brainer for me to create robot racing league. Most importantly, I want to help provide an environment in which kids can actually have fun learning and tinkering with a small scale versions of world changing technology.

Akin Shoyoye CEO @ AP Racing

Why you may want to support us...

1. Effective impact on high school education
2. Extreme testing ground for AV technology
3. Frontier motorsport

Why investors ❤ us

WE'VE RAISED $20,000 SINCE OUR FOUNDING



Machine Learning is one of the most consequential new technologies of the 21st century, and few of its applications have captured the public imagination like autonomous driving. To be involved in autonomous vehicles, traditionally you've either needed to already be an exceptionally good engineer or a member of one of the handful of well funded autonomous robotics companies, that is, until, AP Racing came onto the scene. AP Racing allows anyone to try their hand at autonomous development by being a full stack autonomous driving simulation game. Players can build their own models, train their own vehicles, and compete head-to-head against each other for whose cars are able to get around the... read more

Stefan Seltz-Axmacher
CEO and founder of Starsky Robotics

The founder

MAJOR ACCOMPLISHMENTS



Akin Shoyoye

CEO

Co-founded an autonomous vehicle research org in NJ. Grew it to 1K members in less than a year and led the team to demo.

Story

Point 1: What's the problem you're solving?

Much of the education world proved to be unprepared when it had to make a hard pivot to e-learning. Kids everywhere are now losing the opportunity to grow in an environment in which they can embody what they learn. The potential for a lost generation is at stake. We can't solve the problem by just talking at them via Zoom.

Point 2: What's your solution to the problem?

AP Racing creates that environment by teaching students basic Machine Learning and having them apply it by building and racing autonomous cars online.

Point 3: How does your product/service work?

Kids sign up and are immediately given a tutorial to set up a simulator on their computer, they train their ML models and test it out by racing weekly against their peers for a place on the leaderboard. They also have access to guides providing them high level concepts of AI, ML, and autonomous cars. A community forum via Discord ties it all together so they can get help and connect with friends.

Point 8: Business model. How are you going to make money?

Each student pays $60 annually.

Point 10: What's your mission? What's the vision for this startup

Our mission is to help kids develop skills in AI and Robotics so they have jobs in the future, many of which we haven't even thought of yet.

Our vision is to be the Formula 1 for robotic racing.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We're building a student-powered league for students to learn how to build and race small scale self-driving cars.

Where will your company be in 5 years?

Our goal is to build an Autonomous Car Racing Federation. Imagine Formula 1 or Nascar, but for autonomous vehicles. And yes, human drivers will race against the robots.

Why did you choose this idea?

I've been a fan of motorsports for a long time. Combine that with my enthusiasm for science fiction, it was a no-brainer for me to create robot racing league. Most importantly, I want to help provide an environment in which kids can actually have fun learning and tinkering with a small scale versions of world changing technology.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The AI industry is in demand of unique talent and is in constant need of engineers.

85% of the jobs that today's students will do in 2030 don't exist yet.

How do we improve the education of our students to prepare them for such a future? It starts with how we learn.

We're driven genetically to learn the culture around us. So what's needed for students is a culture that makes it easy for them to experiment and play.

It's the difference between taking a class in a subject and living that subject. What they're learning needs to be embodied.

How far along are you? What's your biggest obstacle?

Biggest challenge is helping classrooms access parts and materials at an affordable costs. The kit isn't relatively expensive as a one-off, but once it scales for single class, it gets expensive.

So right we're going to sell kits to classrooms at cost, just to break even, as we figure out sourcing options to make it more affordable.

Who competes with you? What do you understand that they don't?

First robotics is our biggest competitor so to speak. They allow teams to be too large in which it's easier for students to get lost or hide away from contributing meaningful impact.

With AP Racing, each steam is limited to maximum of 4 students.

How will you make money?

Individual students will pay for a season pass that will allow them to compete with a team for a season. There are 2 per year to correspond with the school year.

When we drive the cost of the kits down, we'll make additional revenue through them.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

To participate requires some technical aptitude of which can be intimidating for some students.

If we don't create effective curriculum or break down concepts and instructions to reduce learning friction, the all other efforts won't mean much.

We are working closely with teachers and students, however, to mitigate this risk.